                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2004

                         Commission File Number: 1-13368

                                     POSCO
                 (Translation of registrant's name into English)

       POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
                    (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F [ x ]             Form 40-F  [ __ ]


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes [ __ ]                  No [ x ]


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.]

POSCO is furnishing under cover of Form 6-K:

Exhibition 99.1: An English-language translation of documents with respect to the Affiliation of an Affiliated Company dated as of February 3, 2004.

o EXHIBIT 99.1

                      AFFILIATION OF AN AFFILIATED COMPANY


1.   Affiliated

          - Company name        : Seomyeon Development Co., Ltd.

          - Equity capital      : 300(Million Won)

          - Total assets        : 300(Million Won)

          - Major business      : Construction

2.   Name of company group: POSCO

3.   Total number of affiliated companies:

          - Before affiliation  : 15

          - After affiliation   : 16

4.   Total assets of affiliates

         - Before affiliation   : 21,925,661(Million Won)

         - After affiliation    : 21,925,961(Million Won)

                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          (Registrant)

Date February 3, 2004                     By /s/ Sohn, Yong-Ho
                                             ---------------------------------
                                            (Signature)*
*Print the name and title under the          Name: Sohn, Yong-Ho
 signature of the signing officer.           Title: General Manager of Finance
                                                    Management Department